Teva Women’s Health, Inc. Announces for the First Time Results of Pivotal Phase III Study of
QuartetteTM (levonorgestrel/ethinyl estradiol tablets and ethinyl estradiol tablets) at the 68th Annual Meeting of the American Society of Reproductive Medicine

- Data Demonstrate that Efficacy of a Novel Ascending-Dose, Extended-Regimen Oral Contraceptive is
Similar to Other Oral Contraceptives -

Frazer, Pa. – October 24, 2012 — Teva Women’s Health, Inc., a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), today announced the findings from a Phase III pivotal trial of QuartetteTM (levonorgestrel/ethinyl estradiol tablets and ethinyl estradiol tablets), an investigational ascending-dose, extended-regimen oral contraceptive for the prevention of pregnancy that is currently under review by the U.S. Food and Drug Administration. These data were presented for the first time as a poster at the 68th Annual Meeting of the American Society of Reproductive Medicine (ASRM).

The Phase III, multicenter, open-label, single arm study evaluated the efficacy and safety of QuartetteTM over one year; 3,701 sexually active women 18 to 40 years old were enrolled and 2,144 completed the study. Data demonstrated QuartetteTM is efficacious for the prevention of pregnancy and has a safety profile similar to that of other oral contraceptives.i

“As a practicing OB/GYN, I continue to see women struggle with choosing an optimal contraceptive that fits their needs, so studying new contraceptive options with innovative designs is important,” said Dr. David J. Portman, MD, founder and principal investigator at the Columbus Center for Women’s Health Research, director of the Menopause Center of Columbus, clinical instructor at Ohio State University and an obstetrician/gynecologist with Portman OB/GYN. “The data presented at ASRM suggest that QuartetteTM will be effective at preventing pregnancy.”

QuartetteTM features a 91-day regimen, with an 84-day ascending ethinyl estradiol dose designed to minimize unscheduled or breakthrough bleeding, followed by period-stabilizing 10 mcg ethinyl estradiol pills during the traditional seven-day hormone-free interval.

Efficacy in the study was measured using the Pearl Index (PI) to report pregnancy rates. The PI was 2.92 (95% CI, 2.26-3.72), based on 65 pregnancies that occurred after the onset of treatment and within 7 days after the last combination tablet in women 18 to 35 years old, and excluding cycles in which another method of birth control was used. Adverse effects were similar to those seen with other oral contraceptives. The most common treatment-related adverse effects were metrorrhagia (5.9%) and headache (4.5%).i

“We are pleased to showcase these new data on a novel ascending-dose, extended regimen oral contraceptive for the prevention of pregnancy as part of the official ASRM program,” said Marty Berndt, vice president and general manager, US Brand Pharmaceuticals, Teva Women’s Health. “QuartetteTM is an exciting advancement for women of reproductive age, as it offers them a unique contraceptive option. It also builds upon our heritage of providing women with innovative, extended-cycle contraceptive products, further reflecting our longtime commitment to women’s reproductive health.”

About Quartette™
Quartette™ is an investigational extended regimen combination oral contraceptive in development for the prevention of pregnancy. Each 91-day cycle consists of ethinyl estradiol 20/ levonorgestrel 150 mcg for 42 days, ethinyl estradiol 25/ levonorgestrel 150 mcg for 21 days, ethinyl estradiol 30/ levonorgestrel 150 mcg for 21 days, and ethinyl estradiol 10 mcg for 7 days.

About Teva Women’s Health, Inc.
Teva Women’s Health, Inc. is a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), headquartered in Israel. The company produces a wide range of women’s healthcare products including oral contraceptives, intrauterine contraception and hormone therapy treatments for menopause and perimenopause. Teva Women’s Health, Inc. maintains a strong commitment to enhancing women’s lives by actively pursuing new areas of research and providing distinct pharmaceutical options that meet women’s needs and fit their lifestyles. Through close engagement with women and healthcare providers, the company maintains an in-depth understanding of the important health matters that affect women.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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Media Contact:
Denise Bradley
(215) 591-8974
denise.bradley@tevapharm.com

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i Portman D, et al. Multicenter, Open-Label
Study to Evaluate Efficacy and Safety of an Ascending-Dose, Extended-Regimen
Ethinyl Estradiol/Levonorgestrel Combination Oral Contraceptive for Preventing
Pregnancy in Women. Presented at 68th Annual Meeting of the American Society
for Reproductive Medicine. October 20-24, 2012; San Diego, Calif.